Weil, Gotshal & Manges LLP

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DIRECT LINE

(617) 772-8319

marliyn.french@weil.com

September 15, 2009

Via EDGAR and Facsimile (202-772-9203)

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-3628

Attention: Song P. Brandon, Special Counsel, Office of Mergers & Acquisitions

Re:	Charlotte Russe Holding, Inc.
Schedule TO-T filed August 31, 2009
Filed by Advent CR, Inc. and Advent CR Holdings, Inc.
SEC File No. 005-58247

Dear Ms. Brandon:

This letter is sent on behalf of Advent CR, Inc., Advent CR Holdings, Inc., Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership, Advent International GPE VI-G Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI–A Limited Partnership, GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent International LLC and Advent International Corporation (collectively, the “Filing Persons” and each, a “Filing Person”), in response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter dated September 10, 2009 regarding the above-referenced filing.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Filing Persons’ response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Schedule TO-T

1.            Please tell us what consideration was given to including Advent and the Sponsors as bidders in the Offer. In that regard, we note your disclosure that the Sponsors will be providing the funds to the Purchaser to acquire the shares of Charlotte Russe. We also note your disclosure that the Purchaser and the Parent were formed for the purpose of acquiring Charlotte Russe and that neither has conducted business activities to date. In addition to the entities referenced above, other persons or entities who control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section II.D.2. of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

In response to the Staff's comment, an amended Schedule TO is being filed to reflect the Sponsors, Advent and the Advent GP Entities as bidders in the Offer and as filing parties and signatories to the Schedule TO.  Accordingly, changes have been made to the cover page, Items 1, 3, 4, 5, 6, 9 and 11 and the signature blocks of the Schedule TO and to the following sections of the Offer to Purchase: Summary Term Sheet, Introduction, The Tender Offer – Section 9 – “Certain Information Concerning Purchaser, Parent, and the Sponsors,” The Tender Offer – Section 10 – “Background of the Offer; Contacts with Charlotte Russe,” and The Tender Offer – Section 17 – “Miscellaneous.”

Please note that we believe the disclosure required by Schedule TO with respect to these additional bidders, which is included in the amended Schedule TO, does not require the inclusion of any additional substantive information because there has already been full disclosure about these additional bidders by virtue of their relationship with Purchaser and Parent in the original Offer to Purchase and Schedule TO. Therefore, we believe that the amended Schedule TO will require neither an extension of the Offer nor the dissemination of revised Offer materials.

We respectfully request that the Staff review our responses at its earliest convenience and advise of any further comments as soon as possible.

Sincerely,

/s/ Marilyn French
Marilyn French

cc:	Steve Collins
Advent International Corporation

Andrew Crawford
Advent CR, Inc.
Advent CR Holdings, Inc.

Jason Kent
Cooley Godward Kronish LLP

Stephen A. Infante
Covington & Burling LLP

Malcolm Landau
Daniel Niedzwiecki
Germaine N. Gurr
Weil, Gotshal & Manges LLP

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